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03022625

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corriente Resources Inc.

*CURRENT ADDRESS


PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3775 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03



CORRIENTE RESOURCES INC.

ANNUAL REPORT







CONTENTS

(top) Panantza Camp
(middle) Mirador drill platform
(bottom) Mirador Camp



MESSAGE TO SHAREHOLDERS

The focus of activities in 2002 was to complete the acquisition of two projects in Ecuador that under the terms of our agreement with BHP Billiton were able to be partitioned from the joint venture. These efforts were successful and the company acquired ownership of the Panantza and Mirador projects in April and December, respectively. In addition, as an indication of support from our partner BHP Billiton, the San Carlos project was acquired in August, bringing the total to three Ecuadorian projects with geological resources of over 500 million tonnes of 0.8% copper.

With these acquisitions completed by the end of the year, Corriente is now able to offer to potential partners the ability to earn a significant interest in the projects with no back-in rights retained by BHP Billiton. This accomplishment provides the company with direct title to assets for the first time in Ecuador since the start of the joint venture with BHP Billiton over three years ago. Corriente intends to develop the projects with the help of a mining partner who will provide the funds to complete all required studies and prepare the projects for production. Site reviews are underway in Ecuador and negotiations with partners are continuing.

The political situation in Ecuador was dynamic in 2002, as campaigning and the presidential elections occurred through much of the last half of the year. The new administration has plans for mining to provide a significant new area of growth for the Ecuadorian economy and it is expected that the government will support companies to expedite development of projects. During the year a consortium headed by a Canadian group has started work on a $400 million project to build a new international airport for Quito and will provide management of the facility under a 35 year concession. These kinds of large-scale investments help support the continued stability of the economy of Ecuador and to attract additional foreign capital investments.

The global exploration alliance is continuing with our partner BHP Billiton and in the third quarter of 2002 a field review was completed at the Mumbwa project in Zambia. The program included the collection of almost 1,000 samples on the highest priority targets, but results did not provide enough encouragement for Corriente to continue with the joint venture. The project was returned to BHP Billiton late in the year. New alliance projects are under discussion with our partner with the intention of finding a suitable project to add to the existing Ecuador opportunities.



Kenneth R. Shannon, President and C.E.O.



ECUADOR OVERVIEW

The process of acquiring title to the Panantza, San Carlos and Mirador projects dominated Ecuadorian activities during the year. It is important to demonstrate to potential partners that Corriente is able to show clear title to the projects so that a suitable joint venture arrangement can be put together. Following completion of the last acquisition at Mirador in December, the number of contacts from potential partners significantly increased. Corriente will continue to advance in Ecuador by moving the Mirador project into a pre-feasibility work program that is planned for completion in late 2003.

...the Mirador project has a number of advantages that include high gold credits...





(above right) Mirador core storage shed
(main picture) Geologist at Mirador

Drilling

Drilling during the year was carried out at Mirador and was successful in establishing the general margins of the deposit and provided additional evidence that the mineralization continues at depth beyond our deepest drilling. New modelling of the deposit using the latest drill results and making conservative assumptions about the continuity of mineralization, resulted in an inferred resource estimate of 182 million tonnes at a grade of 0.76% copper and 0.22 g/t gold. Of all the Corriente projects in Ecuador, it has been decided to advance Mirador as the first potential development project in the region. This is because the Mirador project has a number of advantages that include high gold credits, which will produce an attractive concentrate, good access, low strip ratio, simple metallurgy with almost no oxides and very limited secondary sulphides and finally, excellent site topography with an efficient and compact mine layout.

REVIEW OF OPERATIONS (continued)

Metallurgy

Metallurgical testwork was completed during the year using representative samples from the Mirador, Panantza and Warintza deposits. The testwork established that the Ecuador copper mineralization generally responds well to conventional processing techniques with excellent recoveries of copper and in the case of Mirador, excellent recoveries of gold as well. The testwork also indicated that copper and gold recoveries at Mirador were high even with coarse grinding of the samples, which suggests that the metals will be easily liberated during milling operations. The testwork is entirely consistent with the simple observed chalcopyrite-pyrite mineralogy of the Ecuador deposits and the benign granitic host rock.

Scoping Study

To provide an entry into the Mirador project for a larger audience of potential partners, a modified scoping study has been completed in the first quarter of 2003 that assesses the economics of a 20,000 tonne per day milling operation versus previous studies, which had looked at 50,000 tonne per day options. The previous scoping studies considered development options with capital costs in excess of U.S. $400 million, which were a barrier to a number of potential partners. The newly completed smaller base case reduces the net present value to U.S. $153 million at a 10% discount rate but also reduces the required capital costs to approximately U.S. $140 million and still provides a 30% IRR using a copper price of $0.80/lb. This major reduction in capital costs opens the project to significantly more potential partners who may have restrictions on the acquisition of projects with high capital costs. The study indicates a robust project with significant profitability even using low copper price assumptions (i.e., $0.80/lb). The study assumes the project will be built with conventional flotation processing, trucking of concentrate on existing road networks to the port of Machala and conventional smelting and refining offshore. No new or untried technology has been required for development plans in Ecuador. The new base case study requires only 94 million tonnes of resources to be processed in a 13 year mine life and leaves the remaining resources at Mirador (currently estimated in excess of 180 million tonnes) available for future expansion or extension of the life of mining operations. It should be noted that this assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves (the deposit is currently drilled at approximately 100 metre centres). There is no certainty that the preliminary assessment will be realized.

Plans for 2003

The goal in Ecuador for 2003 will be to advance Mirador through the pre-feasibility stage, preferably with a joint venture partner providing the funding. Mirador pre-feasibility work planned for completion in 2003 includes issues such as acid rock drainage, road costs, power options and geotechnical data for tailings sites. Completion of these low cost studies will allow the project to advance to the next stage of development.

Following the start of the pre-feasibility program at Mirador, exploration drilling can resume on untested copper targets in the district. These targets include the San Luis, Florida, Trinidad, San Marcos, Sutzu, Warintza East and Warintza West prospects which are all included within the remaining BHP Billiton joint venture concessions.





(upper left)
View over Mirador

(lower left)
Mirador core logging

MANAGEMENT'S DISCUSSION & ANALYSIS

Management's Discussion and Analysis supplements, but does not form part of, the audited financial statements of the company and the notes thereto for the fiscal year ended December 31, 2002. This discussion and analysis provides an overview of significant developments that have affected the company's performance during the fiscal year relative to that of 2001, and that have affected the company's financial position as at December 31, 2002 relative to December 31, 2001. Factors that may affect future operations are also discussed. These factors may be affected by known and unknown risks and uncertainties that may cause the actual future results of the company to be materially different from those expressed or implied in this discussion.

General

Corriente is a Canadian-based junior resource exploration company whose main activities are in the Corriente Copper Belt in Ecuador. These interests are covered under two joint venture agreements entered into with Billiton PLC in 1999 and 2000. The company focuses its operations on copper and copper-gold projects at the advanced drilling stage. Corriente entered into a global exploration alliance with BHP Billiton in 2001 and during 2002, the company undertook an initial field review of the Mumbwa copper-gold prospect in Zambia.

The company has established effective local support facilities and representation with experienced management and field personnel as appropriate in each country in which it operates. In addition to its core staff, the company engages consultants as necessary, to provide geological and other services. The company's executive office is located in Vancouver, Canada. With the exception of short-term operational requirements for the subsidiaries, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars.

There was no activity in Argentina in 2002, other than care and maintenance of the Taca-Taca claims and corporate administration. In Bolivia, overhead remains at a minimum with the company's wholly-owned Polymet smelter and plant facilities continuing to be leased. Negotiations have continued through the year to conclude a purchase option with the lessee.

Operating Results

The company's operations during the year ended December 31, 2002 resulted in a net loss of $1,245,609 or $0.04 per share compared to a net loss of $671,886 or $0.03 per share for 2001. The primary reason for the difference was the adoption of a new accounting standard for stock-based compensation that resulted in a charge of $644,665. Other contributing factors include costs relating to an exploration program in Zambia and increased costs associated with marketing.

Careful management of available exploration funds was necessary in 2002 as the industry continued to be held back by difficult capital markets. General exploration expenditure, which covered exploration other than the Corriente Copper Belt, Ecuador, totalled $210,188 (2001 - $94,171). The company had earmarked up to $500,000 in funding for the Zambian fieldwork and initial drilling program. Results from the fieldwork activities started during the



780000 mE
800000 mE
820000 mE
ECUADOR
San Luis
La Florida
San Miguel
Kutucus
Trinidad
SAN JUAN BOSCO
Panantza
Panantza East
Warintza
San Carlos
San Marcos
Sutzu
JV 1
9880000 mN
9840000 mN
PERU
GUALAQUIZA
9620000 mN
Corriente - BHP Billiton JV
Corriente - Lowell
0 10km
Mirador
JV 2
9600000 mN
CORRIENTE COPPER BELT
CONCESSIONS

last half of 2002 indicated that this project did not meet the desired parameters for continued exploration interest by the company, and the project was subsequently returned to Billiton. Expenses incurred on mineral properties which may have the potential of being developed are deferred on a project basis until the viability of the project is determined. The carrying value of properties is subject to review at each reporting period. Expenditure on the various target projects within the company's Corriente Copper Belt totalled $1,792,332 during 2002 ($4,187,371 in 2001). The Ecuador work program during the year completed drilling on ten holes totalling 2738 metres of core on the Mirador target. The company continued to be successful in identifying significant inferred and indicated reserves on three of its four main target areas within the Corriente Copper Belt with cumulative results in excess of 500 million tonnes of 0.8% copper. In accordance with the terms of its agreement with BHP Billiton, and following an independent resource calculation and scoping study, Corriente successfully applied during 2002 to BHP Billiton to have the Panantza, Mirador and San Carlos projects removed from the existing joint venture and the concessions transferred to Corriente's control. BHP Billiton converted their back-in rights to a 2% net smelter royalty interest. J. David Lowell maintains a 10% interest in Corriente's interest in the Corriente Copper Belt projects. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas and the political and economic climate is stable.

Due to the declining cash balance, interest income in 2002 decreased to $42,276 (2001 - $97,072). The company continued to monitor overhead during the year, holding administration expenses to $685,229 (2001 - $675,670). Investor relations and promotional costs during the year were $100,014 ($42,875 in 2001) due to efforts to raise working capital and awareness of the company's potential with European investors. Legal and accounting costs decreased by $8,482 in 2002 from the year earlier due to decreased activity at the company's locations other than Ecuador. During the year, $185,964 was received from a Bolivian government agency as a partial refund of an initial security deposit on a property (Tasna) that was previously written off. Also, net rental income of $71,546 for the Polymet smelter in Bolivia was received during 2002.

Liquidity and Capital Resources

The company negotiated a brokered private placement of special warrants completed in February 2002, which raised gross proceeds of $2,499,999 equity capital ($2,230,343 net of issue costs). On March 25, 2002 the company closed a further private placement of share and warrant units with its exploration alliance partner BHP Billiton, for an additional $999,999 in equity capital. The Billiton private placement proceeds remained in escrow pending approval from the company's shareholders at its annual general meeting on May 22, 2002. A further $298,800 was raised from the exercise of 360,000 stock options under the company's registered stock option plan.

Working capital as at December 31, 2002 was $1,555,621, compared to $380,339 at December 31, 2001. This increase was due to the company's fundraising efforts and continued support from its global exploration alliance partner. Historically, the capital requirements of the company have been met by equity subscriptions.

Subsequent to year-end, the company completed in February 2003 a non-brokered private placement of units, consisting of common shares and common share purchase warrants, raising a further $1.0 million of working capital. The resultant working capital is considered sufficient to meet the company's administrative overhead for the next three to four years.

Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. The company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Outlook

Corriente now controls three copper and copper-gold deposits in Ecuador with over 500 million tonnes of inferred and indicated resources. There are eight additional advanced copper and copper-gold targets in the Corriente Copper Belt that are undergoing review for drilling planned in 2003. Meanwhile Corriente is carrying out joint venture discussions and field reviews with interested parties on the Mirador, Panantza and San Carlos projects under its control. It is the company's intention to work with an experienced mining partner to select at least one project for development to the feasibility stage over the next 18 months. Such a study will be able to gauge the impact of the abundant local hydropower potential, an existing road network to the coast and the availability of warehouse and associated ocean shipping facilities in nearby Machala. Corriente is looking to establish the Mirador project as its key starter project for the phased development of the entire Corriente Copper Belt in Ecuador. Such a sequential development plan would maximize the potential to fund expansion from cash flow and minimize the amount of funds required from the market or lenders.

The company will also continue to regularly review joint venture projects offered under the terms of the alliance agreement with BHP Billiton. Suitable proposals would be targets at the exploration stage having significant assay results from initial work that merit follow-up drilling.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Corriente Resources Inc. have been prepared by management and approved by the Board of Directors. Management of Corriente Resources Inc. is responsible for the preparation, objectivity and integrity of the information contained in these financial statements and other sections of this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Management maintains the necessary systems of internal controls, policies and procedures to provide assurance that assets are safeguarded and that financial records are reliable and form a proper basis for the preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-management directors. This committee, which reports to the Board of Directors, meets with the independent auditors and reviews the consolidated financial statements.

PricewaterhouseCoopers LLP, the company's auditors, have examined these consolidated statements and their report follows.





Kenneth R. Shannon
President and C.E.O.

G. Ross McDonald
Chief Financial Officer

AUDITORS' REPORT

February 20, 2003

To the Shareholders of
Corriente Resources Inc.

We have audited the consolidated balance sheets of **Corriente Resources Inc.** as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and other members of the worldwide PricewaterhouseCoopers organization.

CONSOLIDATED BALANCE SHEETS

	As at December 31	
ASSETS	2002	2001
Current assets (note 9)		
Cash and cash equivalents	$ 1,601,029	$ 440,038
Marketable securities (note 10)	17,000	17,000
Accounts receivable and prepaids	72,407	58,029
	1,690,436	515,067
Mineral properties (note 3)	14,680,173	12,248,720
Property, plant and equipment (note 4)	78,443	151,770
	$ 16,449,052	$ 12,915,557
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 134,815	$ 134,728
SHAREHOLDERS' EQUITY		
Share capital (note 5(b))	59,548,620	55,589,481
Options (note 5(c))	644,665	-
Share purchase warrants (note 5(d))	501,051	1,002,245
Contributed surplus (note 5(d))	676,407	-
Deficit	(45,056,506)	(43,810,897)
	16,314,237	12,780,829
	$ 16,449,052	$ 12,915,557

Nature of operations (note 1)

Subsequent events (note 12)

Approved by the Board of Directors



Director



Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	For the years ended December 31	
	2002	2001
Exploration		
General exploration	$ 210,188	$ 94,171
Administration		
Wages and benefits	141,598	136,379
Investor relations and promotion	100,014	42,875
Legal and accounting	95,696	104,178
Management fees	70,789	123,846
Rent and utilities	69,835	73,286
Travel	48,570	38,289
Insurance	41,890	35,058
Printing and shareholder information	37,936	31,675
Office and miscellaneous	23,815	36,409
Regulatory fees	17,693	10,993
Depreciation	17,044	28,585
Transfer agent fees	9,019	8,054
Dues and subscriptions	6,002	3,790
Bank charges	5,328	2,253
	685,229	675,670
Other		
Stock-based compensation (note 5(c))	644,665	-
Recovery on mineral properties previously written off (note 3(b)(ii))	(185,964)	-
Rental income	(71,546)	-
Interest income	(42,276)	(97,072)
Write-down of marketable securities	-	10,000
Foreign exchange loss	5,313	668
Gain on disposal of capital assets	-	(11,551)
	350,192	(97,955)
Loss for the year	1,245,609	671,886
Deficit - Beginning of year	43,810,897	43,139,011
Deficit - End of year	$ 45,056,506	$ 43,810,897
Basic and diluted loss per share	$ 0.04	$ 0.03
Weighted average number of shares outstanding	29,510,264	25,688,037

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31	
	2002	2001
Cash flows from (applied to) operating activities		
Loss for the year	$ (1,245,609)	$ (671,886)
Items not affecting cash		
Stock-based compensation	644,665	-
General exploration	24,023	16,527
Depreciation	17,044	28,585
Gain on disposal of capital assets	-	(11,551)
Write-down of marketable securities	-	10,000
	(559,877)	(628,325)
Changes in non-cash working capital		
Accounts receivable and prepaids	(14,378)	172,266
Accounts payable and accrued liabilities	86	(107,398)
	(574,169)	(563,457)
Cash flows from (applied to) investing activities		
Mineral property costs	(1,783,565)	(4,451,676)
Payments to acquire property, plant and equipment	(10,414)	(9,914)
Refund of deposit	-	222,634
	(1,793,979)	(4,238,956)
Cash flows from financing activities		
Proceeds from issuance of share capital, net of issue costs	3,529,139	293,500
Increase (decrease) in cash and cash equivalents	1,160,991	(4,508,913)
Cash and cash equivalents - Beginning of year	440,038	4,948,951
Cash and cash equivalents - End of year	$ 1,601,029	$ 440,038

Supplemental cash flow information (note 9)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Nature of operations

Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration of mineral properties primarily in South America. The company considers itself to be an exploration stage company.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties.

Management estimates that the company has sufficient funds to meet the company's planned corporate administrative expenses for the coming year and undertake further exploration on mineral properties. The company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the company to raise financing as required and the attainment of profitable operations or sale of the properties. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the company be unable to continue as a going concern.

Although the company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

2 Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Corriente Resources Inc. (Cayman), Compania de Minerales Especializados S.A. (Bolivia), Sociedad Minera S.A. (Bolivia), Polymet S.A. (Bolivia), Corriente Argentina Inc. (Cayman), Corriente Argentina S.A. (Argentina) and Ecuacorriente S.A. (Ecuador).

Mineral properties

Mineral properties consist of options, concessions, deferred exploration costs and land purchased as buffer zone areas. Amounts recorded for mineral properties and deferred exploration costs include costs incurred to date, and are not intended to reflect present or future values. Share purchase warrants issued in consideration for mineral property interests are recorded at fair value based on the Black-Scholes Model. Option payments or recoveries are treated as a reduction of the carrying value of the related mineral property until the company's costs are recovered. Option payments received in excess of costs incurred are credited to the consolidated statements of loss and deficit.

Expenses incurred on mineral properties which may have the potential of being developed are deferred on a project basis until the viability of the project is determined. The carrying value of properties is subject to review at each reporting period. When a property is sold, abandoned, or deemed not to be economic, all related mineral property and deferred exploration costs are written off. Costs associated with economically viable projects would be amortized on a unit-of-production basis from the commencement of production.

Property, plant and equipment

Amortization of mineral properties will commence upon commercial production. Pre-production costs net of incidental revenues are deferred and will be amortized from the date of commercial production.

Depreciation of furniture and equipment is provided on a declining-balance basis over their estimated useful lives at annual rates between 20% and 30%. Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

General exploration

General exploration expenses, including the cost of evaluating potential projects, are charged to operations as incurred.

Cash and cash equivalents

Cash and cash equivalents comprise cash and high quality, highly liquid corporate paper, readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value.

Foreign currency translation

The company's subsidiaries are considered integrated foreign operations and are translated using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period. Translation gains and losses are reflected in loss for the year.

Income taxes

Income taxes are calculated using the asset and liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax asset and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. Assets are recognized only to the extent it is more likely than not that they will be realized.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those reported.

Stock-based compensation plan

The company has a stock-based compensation plan as described in note 5 (c). Effective January 1, 2002 the company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation.

The company has adopted the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

3 Mineral properties

	Balance December 31, 2000	Option/ acquisition payments	Deferred exploration	Balance December 31, 2001	Option/ acquisition payments	Deferred exploration	Balance December 31, 2002
Corriente Copper (Ecuador)	$ 6,692,635	$ 1,368,713	$ 4,187,371	**$ 12,248,719**	$ 639,121	$ 1,792,332	**$14,680,172**
Taca-Taca (Argentina)	1	–	–	**1**	–	–	**1**
Total	$ 6,692,636	$ 1,368,713	$ 4,187,371	**$ 12,248,720**	$ 639,121	$ 1,792,332	**$14,680,173**

a) Corriente Copper, Ecuador

Corriente has an option to earn a 70% interest in the Rio Zamora copper porphyry district in Ecuador from BHP Billiton's ("Billiton") Ecuadorian subsidiary companies in two option agreements covering separate areas of the district, signed October 15, 1999 ("JV I") and April 6, 2000 ("JV II") respectively, with amendments dated October 11, 2000 and December 11, 2001. Under JV I, the company will issue to Billiton up to 1,850,000 units comprising one common share and a full purchase warrant over a period to May 29, 2003, of which 1,600,000 units have been issued to December 31, 2002. The remaining tranche of 250,000 units would be issued on May 29, 2003. During the year ended December 31, 2002, 500,000 units were issued (note 5 (d)).

Corriente completed its commitment to invest a minimum of $2,249,250 (US$1,500,000) in exploration activity by December 31, 2000 (extended from October 31, 2000). To complete its earn-in, the company must conduct work leading to the completion of a feasibility study. Should a feasibility study be completed, Billiton maintains a back-in right for 70% by financing through to production, or will maintain its 30% interest or will dilute to a 15% Net Profits interest.

Corriente completed the requirement under JV II to spend a minimum of $1,911,400 (US$1,200,000) on exploration before April 6, 2001 and a further $2,070,600 (US$1,300,000) prior to April 6, 2002 (both completed). Under JV II, the company had issued 500,000 units by April 6, 2001. The company and Billiton entered into similar commitments with respect to the completion of a feasibility study and back-in rights on the properties as per JV I.

As defined within the terms of Corriente's global exploration alliance with Billiton, should the indicated resource of any project fall short of Billiton's high threshold of interest, the controlling interest of that project may be turned over to Corriente. Billiton can at that point choose to retain a 30% participating interest or convert to a 2% net smelter return (NSR) interest. During the course of 2002, Billiton turned over 100% control of three of the Corriente Copper Belt projects to Corriente and elected to receive a future 2% NSR interest in return. These projects are Mirador, Panantza and San Carlos. In each case, J. David Lowell holds 10% of Corriente's interest in all three projects.

The share purchase warrants included in these units issued to Billiton have been assigned fair values determined at the time of issuance (Note 5 (d)).

b) Other

(i) The company owns a 100% interest in the Taca-Taca, Argentina property.

(ii) During the year ended December 31, 2001, no work was done on the Tasna, Bolivia property held under a now-cancelled lease with the Bolivia Mining Corporation (COMIBOL). The lease agreement called for a refundable security deposit, which was returned to the company in April 2001 upon return of the Tasna leases to the Bolivian Mining Corporation (COMIBOL). During the year, $185,964 was received from COMIBOL as a partial refund on a previous security deposit.

4 Property, plant and equipment

			2002			2001
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Office furniture and equipment	$ 66,849	$ 46,673	$ 20,176	$ 66,848	$ 40,090	$ 26,758
Computer equipment	184,240	148,810	35,430	187,332	129,740	57,592
Field equipment	14,437	9,996	4,441	39,046	21,877	17,169
Vehicles	87,078	70,652	16,426	102,694	55,654	47,040
Communications equipment	4,715	2,745	1,970	4,715	1,504	3,211
	$ 357,319	$ 278,876	$ 78,443	$ 400,635	$ 248,865	$ 151,770

5 Share capital

a) Authorized

50,000,000 common shares without par value

b) Issued

		2002		2001
	Number of shares	Amount	Number of shares	Amount
Balance - Beginning of year	26,412,832	$ 55,589,481	25,287,832	$ 54,446,237
Issued during the year				
For cash				
Private placement	3,518,517	3,230,339	-	-
Exercise of warrants	-	-	350,000	280,000
Exercise of options	360,000	298,800	25,000	13,500
For other consideration				
For mineral properties (note 3 (a))	500,000	430,000	750,000	735,000
Fair value of warrants transferred on exercise (note 5 (d))	-	-	-	114,744
Balance - End of year	30,791,349	$ 59,548,620	26,412,832	$ 55,589,481

On March 8, 2002 the company completed a brokered private placement of 2,777,777 units at a price of $0.90 per unit for proceeds of $2,499,999 million before issue costs of $94,659. Each unit issued comprised one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $1.00 on or before March 8, 2004.

The company paid a cash commission of $175,000 and issued 277,777 agent's warrants entitling the agent to purchase one common share at a price of $0.90 on or before March 8, 2004.

The completion of the above private placement was a condition to the closing of a further $999,999 private placement to Billiton. Under the terms of a subscription agreement made as of December 11, 2001 the company had agreed to issue to Billiton 740,740 units, each consisting of one common share and one common share purchase warrant, with an aggregate purchase price of $999,999. Each common share purchase warrant entitles the holder to purchase one common share at a price of $1.35 on or before May 22, 2004. The funds were placed in escrow for this private placement on March 25, 2002 and subsequently released on shareholder approval at the company's annual general meeting on May 22, 2002.

c) Stock options

The company has a stock option plan whereby the company may grant options to its directors, officers, employees and consultants of up to 4,946,366 common shares. The exercise price of each option is equal to or higher than the market price of the company's stock at the date of grant. The option term and vesting period is determined by the Board of Directors, within regulatory guidelines.

	2002		2001	
	Number of shares	**Weighted average exercise price $**	**Number of shares**	**Weighted average exercise price $**
Options outstanding - Beginning of year	**1,760,000**	**1.98**	2,404,000	1.61
Granted	**1,235,000**	**0.85**	–	–
Exercised	**(360,000)**	**0.83**	(25,000)	0.54
Expired	**(145,000)**	**0.84**	(619,000)	0.60
Options outstanding - End of year	**2,490,000**	**1.65**	1,760,000	1.98
Options exercisable - End of year	**2,490,000**	**1.65**	1,750,000	1.98

During the year ended December 31, 2002 the company has recorded the fair value of the 1,235,000 options granted as stock-based compensation expense of $644,665. This fair value is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk-free interest rate	3.66-4.33%
Expected dividend yield	–
Expected stock price volatility	92-95%
Expected option life in years	3

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Options outstanding and exercisable	
Exercise prices $	**Options outstanding and exercisable at December 31, 2002**	**Average remaining contractual life (years)**
3.00	775,000	0.3
1.95	150,000	1.2
1.33	330,000	0.7
1.02	100,000	2.2
0.91	435,000	2.4
0.79	700,000	2.0
	2,490,000	1.3

d) Share purchase warrants

	Number of warrants	Exercise price $	Expiry dates	Assigned Fair Value
Balance - December 31, 2000	3,395,200			$ 791,151
Issued	250,000	3.20	April 20, 2003	60,472
Issued	250,000	0.80	May 29, 2003	193,781
Issued	250,000	0.80	November 29, 2003	71,585
Expired	(2,545,200)	1.39		-
Exercised	(350,000)	0.80		(114,744)
	(2,145,200)			211,094
Balance - December 31, 2001	1,250,000			1,002,245
Expired	(250,000)	3.20	April 20, 2002	(483,634)
Expired	(250,000)	0.80	November 22, 2002	(192,773)
Issued	2,777,777	1.00	March 8, 2004	-
Issued	277,777	0.90	March 8, 2004	-
Issued	740,740	1.35	May 22, 2004	-
Issued	250,000	0.80	May 29, 2004	98,741
Issued	250,000	0.80	November 29, 2004	76,472
	3,796,294			(501,194)
Balance - December 31, 2002	**5,046,294**			**$ 501,051**

Share purchase warrants issued as consideration for mineral property option payments were assigned values based on the Black-Scholes Model. The fair value assigned to the share purchase warrants exercised during the year ended December 31, 2001 was credited to share capital. The fair value assigned to the share purchase warrants that expired during the year ended December 31, 2002 was credited to contributed surplus.

	Warrants outstanding and exercisable	
Exercise prices $	**Warrants outstanding and exercisable at December 31, 2002**	**Average remaining contractual life (years)**
3.20	250,000	0.3
0.80	250,000	0.4
0.80	250,000	0.9
1.00	2,777,777	1.2
0.90	277,777	1.2
1.35	740,740	1.4
0.80	250,000	1.4
0.80	250,000	1.9
	5,046,294	1.2

6 Related party transactions and balances

A total of **$154,540** (2001 - $146,260) was paid to a company controlled by a director for consulting and management services during the year. These amounts are included in management fees and mineral property costs.

A total of **$Nil** (2001 - $12,000) was paid during the year to a company controlled by an officer of the company, for business development services. Fees totalling **$2,520** (2001 - $4,640) were paid to a Director for project management and general exploration during the year. These amounts are included in management fees and mineral property costs.

7 Income taxes

The reconciliation of income taxes attributable to continuing operations computed at statutory rates to the income tax expense/(recovery) is as follows:

	2002	2001
	39.62%	44.62%
Income tax benefit computed at Canadian statutory rates	**$ (493,510)**	$(299,795)
Foreign tax rates different from statutory rate	**179,176**	51,578
Unrecognized tax losses	**293,222**	373,485
Temporary differences (recognized) not recognized in the year	**20,013**	125,665
Non-deductible differences	**1,099**	397
	$ -	$ -

The significant components of the company's future income tax assets are as follows:

	2002	2001
Future income tax assets		
Net tax losses carried forward	**$ 1,414,195**	$ 1,431,294
Resource pools	**3,707,707**	4,540,049
Temporary differences on capital assets	**65,064**	65,669
	5,186,966	6,037,012
Valuation allowance	**5,186,966**	6,037,012
	$ -	$ -

At December 31, 2002, the company has Canadian losses for tax purposes of approximately $3,569,000 which expire on various dates to 2009 and other Canadian resource tax pools in the aggregate of $9,358,000 which are without expiry. In addition, the company has Argentinian operating losses of approximately $768,000 and Bolivian operating losses of approximately $7,973,000, which may be carried forward and used to reduce certain taxable income in future years. The Argentinian losses expire between 2005 and 2007, while the Bolivian losses have no expiry date.

8 Segmented information

The company operates within a single operating segment, which is mineral exploration. The company's mineral property interests are primarily in South America, as set out in note 3. Geographic segmentation of property, plant and equipment and mineral properties is as follows:

	2002		2001	
	Property, plant and equipment	**Mineral properties**	**Property, plant and equipment**	**Mineral properties**
Canada	**$ 46,672**	**$ -**	$ 54,428	$ -
Equador	**31,771**	**14,680,172**	73,319	12,248,719
Argentina	**-**	**1**	24,023	1
	$ 78,443	**$14,680,173**	$ 151,770	$12,248,720

9 Supplemental cash flow information

During the year ended December 31, 2002, the company received interest of $29,496 (2001 - $179,352).

Cash and cash equivalents at December 31 comprise the following:

	2002	2001
Cash on hand and balances with banks	**$ 192,858**	$ 14,222
Short-term investments	**1,408,171**	425,816
	$ 1,601,029	$ 440,038

During the years ended December 31, 2002 and 2001, the company conducted non-cash operating, investing and financing activities as follows:

	2002	2001
Non-cash operating activities		
General exploration settled with property, plant and equipment	**$ 24,023**	$ 4,976
Non-cash investing activities		
Mineral properties - non-cash deferred exploration	**(42,675)**	(43,570)
Mineral properties - non-cash acquisition payments	**(605,213)**	(1,060,838)
Depreciation allocated to mineral property exploration	**42,675**	43,570
Property, plant & equipment to settle general exploration costs	**(24,023)**	(4,976)
	(629,236)	(1,065,814)
Non-cash financing activities		
Shares issued for mineral property acquisition costs	**430,000**	735,000
Share purchase warrants issued for mineral property acquisition costs	**175,213**	325,838
Marketable securities	**-**	-
	605,213	1,060,838
	$ -	$ -

10 Financial instruments

The company does not use any derivative financial instruments. At December 31, 2002 the carrying value of cash and cash equivalents, short-term investments, accounts receivable and prepaids, accounts payable and accrued liabilities approximate their fair values based on the short-term nature of the instruments.

As of December 31, 2002 marketable securities held by the company, carried at a cost of $17,000, had a quoted market value of $105,500.

11 Commitments

a) The company leases office space under an agreement expiring in February 2004 for an obligation of $74,460 per annum.

b) The company is obliged under the terms of a contract with Inca Management Inc. to pay management fees and mineral property costs of approximately $173,600 per annum (note 6).

12 Subsequent event

On February 7, 2003 the company closed a non-brokered private placement of 1,000,000 units at $1.00 per unit for net proceeds of $1.0 million. Each unit issued comprised one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $1.10 on or before February 7, 2005.

CORPORATE & STOCK INFORMATION

Corriente Resources Inc. common stock is quoted on the Toronto Stock Exchange under the symbol CTQ.

Period: Jan. 2002 - Dec. 2002

Low: $0.60 Cdn.

High: $1.39 Cdn.

Share Information

(as of Dec. 31, 2002)

Shares Issued:	30,791,349
Shares Fully Diluted:	38,327,643

Head Office

Corriente Resources Inc.
Suite 520
800 West Pender Street
Vancouver, BC V6C 2V6 Canada
Tel: (604) 687-0449
Fax: (604) 687-0827

Subsidiary Companies' Offices

Quito, Ecuador

ANNUAL GENERAL MEETING

The annual general meeting of shareholders will be held at 10:00 a.m., Monday, May 12, 2003 in the Evergreen Boardroom, Bull, Housser & Tupper, 30th Floor, Royal Centre, 1055 West Georgia Street, Vancouver.


CORRIENTE
RESOURCES INC.

Directors and Officers

Kenneth R. Shannon
President, C.E.O. and Director

Richard P. Clark
Director

Leonard Harris
Director

Darryl F. Jones
Director

Catherine McLeod-Seltzer
Director

Trisha M. Harris
Corporate Secretary

G. Ross McDonald
Chief Financial Officer

Legal Counsel

Bull, Housser & Tupper
Vancouver, British Columbia

Gowling Lafleur Henderson LLP
Vancouver, British Columbia

Auditors

PricewaterhouseCoopers LLP
Vancouver, British Columbia

Transfer Agent

Computershare Trust Company of Canada
Vancouver and Toronto

Investor and Shareholder Information

Dan Carriere
Manager, Corporate Development
Tel: (604) 687-0449
Fax: (604) 687-0827
Email: invest@corriente.com
http://www.corriente.com



CORRIENTE RESOURCES INC.

www.corriente.com

Suite 520
800 West Pender Street
Vancouver, BC
V6C 2V6 Canada

Tel: (604) 687-0449
Fax: (604) 687-0827

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